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                           June 5, 2020

       Craig Felenstein
       Chief Financial Officer
       Lindblad Expeditions Holdings, Inc.
       96 Morton Street, 9th Floor
       New York, NY 10014

                                                        Re: Lindblad
Expeditions Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 1, 2020
                                                            File No. 333-238847

       Dear Mr. Felenstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch at (202) 551-8749 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              John J. Wolfel